05059629

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.
20549

FORM 11-K
ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2004

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

COMMISSION FILE NO. 1-16191

TENNANT COMPANY
ATTN: RETIREMENT BENEFITS COMMITTEE
701 NORTH LILAC DRIVE
P.O. BOX 1452
MINNEAPOLIS, MINNESOTA 55440
612-540-1554

wp/fin/0041z

Certification Pursuant to 18 U.S.C. Section 1350

In connection with the 2004 Annual Reports of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the "Plan") on Form 11-K for the period ended December 31, 2004, as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Patrick J. O'Neill, Chairman of the Retirement Benefits Committee and I, Vicki L. Haugen, Secretary of the Retirement Benefits Committee, of Tennant Company (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly represents, in all material respects, the financial condition at the end of such period and the changes in net assets of the Plans for such period of the Plans.

Date: June 29, 2005

Patrick J. O'Neill
Chairman
Retirement Benefits Committee

Vicki L. Haugen
Secretary
Retirement Benefits Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

By -
Patrick J. O'Neill, Chairman
Retirement Benefits Committee

Date – June 29, 2005

By -
Vicki L. Haugen, Secretary
Retirement Benefits Committee

Date – June 29, 2005

Exhibit

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Tennant Company:

We consent to incorporation by reference in the Registration Statement (No. 2-86844) on Form S-8 of Tennant Company of our report dated June 2, 2005, relating to the statements of net assets available for plan benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan as of December 31, 2004 and 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the supplemental schedules as of and for the year ended December 31, 2004, which report appears in the annual report on Form 11-K of Tennant Company for the Tennant Company Profit Sharing and Employee Stock Ownership Plan for the year ended December 31, 2004.

KPMG LLP

Minneapolis, Minnesota
June 29, 2005

KPMG

TENNANT COMPANY PROFIT SHARING
AND
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

TENNANT COMPANY PROFIT SHARING
AND
EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Trustees
Tennant Company Profit Sharing and
Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
June 2, 2005

TENNANT COMPANY PROFIT SHARING
AND
EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004			2003		
	Unallocated	**Allocated**	**Total**	**Unallocated**	**Allocated**	**Total**
Assets:						
Investments at fair value:						
Investments in registered mutual funds	$ 660	195,336,731	195,337,391	3,469	183,478,054	183,481,523
Tennant Company common stock:						
Allocated	—	44,402,243	44,402,243	—	48,167,187	48,167,187
Unallocated	9,908,892	—	9,908,892	12,985,194	—	12,985,194
Loans to participants	—	3,153,612	3,153,612	—	3,102,503	3,102,503
Total investments	9,909,552	242,892,586	252,802,138	12,988,663	234,747,744	247,736,407
Contributions due from Tennant Company	—	2,817,585	2,817,585	—	1,772,923	1,772,923
Accrued income	2,861	254,995	257,856	1,086	192,405	193,491
Total assets	9,912,413	245,965,166	255,877,579	12,989,749	236,713,072	249,702,821
Liabilities:						
Fees payable	—	(18,320)	(18,320)	—	(48,546)	(48,546)
ESOP note payable to Tennant Company	(7,882,461)	—	(7,882,461)	(9,054,512)	—	(9,054,512)
Total liabilities	(7,882,461)	(18,320)	(7,900,781)	(9,054,512)	(48,546)	(9,103,058)
Net assets available for benefits	$ 2,029,952	245,946,846	247,976,798	3,935,237	236,664,526	240,599,763

See accompanying notes to financial statements.

TENNANT COMPANY PROFIT SHARING
AND
EMPLOYEE STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

	Unallocated	Allocated	Total
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments	$ (2,173,733)	6,646,479	4,472,746
Interest	14,332	206,015	220,347
Dividends	—	5,240,936	5,240,936
Dividends – Tennant Company common stock	231,525	966,382	1,197,907
	(1,927,876)	13,059,812	11,131,936
Interest expense	(909,978)	—	(909,978)
Administrative expense	(15,430)	(99,885)	(115,315)
Net investment income (loss)	(2,853,284)	12,959,927	10,106,643
Contributions:			
By employees through 401(k)	—	7,430,023	7,430,023
By Tennant Company	1,490,721	5,612,944	7,103,665
Rollovers/adjustments	—	1,173,551	1,173,551
Total contributions	1,490,721	14,216,518	15,707,239
Distributions to plan participants:			
Cash	—	(18,436,847)	(18,436,847)
Total distributions	—	(18,436,847)	(18,436,847)
Transfers between Allocated and Unallocated Funds	359,847	(359,847)	—
Allocation of 49,981 shares [note 2(a)]	(902,569)	902,569	—
Total transfers	(542,722)	542,722	—
Increase (decrease) in net assets	(1,905,285)	9,282,320	7,377,035
Net assets available for benefits:			
Beginning of year	3,935,237	236,664,526	240,599,763
End of year	$ 2,029,952	245,946,846	247,976,798

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Investments

The Vanguard Group Fiduciary Trust Company and US Bank National Association (the Trustees) hold the Plan's investment assets and execute transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan).

Loans to participants are stated at their unpaid principal balances.

Tennant Company common stock is stated at the quoted market value as reported by the New York Stock Exchange.

The investments in registered mutual fund companies represent the Plan's pro rata share of the quoted market value of the net assets of the respective funds.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is accrued as earned.

(c) Cost and Expenses

All permitted administrative expenses are paid by the Plan and charged to participant accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reported period. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

(2) Plan Description

(a) General

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan description for complete information. The Plan is a defined contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 22, 1990, the board of directors of the Company amended the Plan, which authorized the immediate establishment of a leveraged Employee Stock Ownership Plan (ESOP) that is part of the Plan (formerly the Tennant Company Profit Sharing Plan).

The ESOP trustee, US Bank National Association, purchased $17.5 million of Company stock for the ESOP in the open market. The $17.5 million common stock purchase is financed by a 20-year, 10.05% per annum interest-bearing loan from the Company to the ESOP. The terms of the loan agreement provide for the trustee to pay the Company annual interest payments on December 31 and to pay the unpaid principal amount of the loan in full on December 31, 2009. The loan balance was $7,882,461 and $9,054,512 at December 31, 2004 and 2003, respectively. The scheduled amortization of the loan for the five years subsequent to December 31, 2004 is as follows: 2005 – $1,289,843, 2006 – $1,419,472, 2007 – $1,562,129, 2008 – $1,719,123 and 2009 – $1,891,895. Principal on the loan may be repaid at any time without penalty. As the Plan makes payments of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code of 1986. For the year ended December 31, 2004, 49,981 shares were allocated to participant accounts. The Trustee will repay the loan principal and related interest charges using dividends on the common shares of leveraged stock held by the ESOP and the Company's future contributions to the trust.

Any U.S. employee is eligible to participate in the 401(k) immediately upon hire. Eligibility to participate in the company profit sharing and matching contributions requires completion of one year of service in which at least 1,000 hours are worked. The full value of a participant's account is payable following termination of employment under any of the following circumstances:

a. Normal retirement at age 65.

b. Retirement at any time between the age of 55 and 65.

c. Disability retirement at any age.

d. Voluntary termination of employment by employee.

e. Involuntary termination or layoffs other than for cause.

f. Termination of the Plan.

(Continued)

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participants' accounts.

Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Retirement Benefits Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determined such sale to be necessary in order to repay the loan.

Vesting

Employees are 100% vested in contributions made to the Plan on their behalf, which includes employer matching contributions and profit sharing contributions.

Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Tennant Stock into investments which are more diversified. Participants who are at least age 55 and are participating in the Plan may elect to diversify a portion of their account immediately when the Tennant Stock is received. There is a minimum holding period on the Tennant Stock until August 1 of the year following the year in which the contributions were made. The holding period does not apply for participants over age 55 of if a participant retires or otherwise ceases employment with the Company.

(b) ***Overview of Accounts***

Six separate accounts have been established for allocating contributions to the Plan – the Retirement Account, Individual Shelter Account, Deferred Investment Account, Rollover Account, Withdrawable Investment Account, and the Employee Stock Ownership (ESOP) Account.

Retirement Account

The Retirement Account is available only to employees of the Company who, on December 31, 1981, elected not to participate in the Tennant Company Retirement Plan (the defined benefit plan). Prior to January 1, 2001, the Company contributed to the account up to 10% of profit sharing certified earnings, as defined, based on the Company's return on average consolidated invested capital. Subsequent to January 1, 2001, no further contributions are being made to this account.

Individual Shelter Account

Each year, participants may defer a portion of their salaries (up to 25% of profit sharing certified earnings, as defined, subject to certain limits) which is put in the participants' Individual Shelter Accounts [401(k)].

Deferred Investment Account

Tennant Company's matching contribution and supplemental contributions made with respect to plan years prior to 1990 were credited to the Deferred Investment Account. No additional contributions were made to this account from 1990 to 2000. In 2001, matching contributions made in the form of cash were credited to this account. Beginning in 2002, supplemental contributions in the form of profit sharing were made to this account. Future supplemental contributions determined by the Company to be paid in cash will continue to be credited to the deferred investment account as well.

Rollover Account

Beginning October 1, 1993, all rollover contributions received by the Plan are deposited into the Rollover Account. These contributions are eligible to be withdrawn by the participant in accordance with the Plan.

Withdrawable Investment Account

Prior to January 1, 1987, participants were permitted to make voluntary contributions to their Withdrawable Investment Accounts, up to 10% of their total cumulative compensation from the Company for all the years in which they participated in the Plan. Effective January 1, 1987, such contributions are no longer permitted. Amounts contributed prior to January 1, 1987 shall continue to be held in the participant's Withdrawable Investment Account until distributed in accordance with the Plan.

ESOP Account

The Company makes a matching contribution of 75% of the first 4% of the eligible participant's certified earnings, as defined, with Tennant Company common stock for a maximum contribution of 3% of profit sharing certified earnings. Each eligible participant's ESOP Account is credited with the Company's matching contribution.

In addition, the Company makes a supplemental contribution to the participants, depending upon profitability, guaranteed to be at least 2% of a participant's certified earnings, as defined. If leveraged stock remains after the allocation of matching contributions as noted above, the remaining shares will be used to satisfy the supplemental benefits due. Any benefit that is not satisfied by releasing leveraged shares, may at the Company's discretion be made in the form of unleveraged ESOP stock and credited to this account.

If the supplemental contribution for the year is 3.5% or higher, 3% is deferred and credited to the participant's account with the excess paid the participant in cash.

In January 1991, all shares remaining in trust that were contributed to participants in the Deferred Investment Account prior to 1987 were transferred to the ESOP Account. These shares will remain in this account until distributed in accordance with the Plan.

(Continued)

(c) Investment Options

Under the terms of the Plan, participants may elect separate funds for the purpose of investing such contributions. All assets are held in a trust and invested in the different funds described below:

The Vanguard Funds consist of seven funds, including equities, balanced, and money market funds, that are managed by The Vanguard Group, Inc. All investments made to these funds are participant directed.

The Tennant Company Stock Fund and ESOP Stock Fund are invested in shares of Tennant Company common stock, with a small portion remaining in cash reserves.

Metropolitan West Total Return Bond Fund is a core bond fund managed by Metropolitan West Asset Management. All investments in this fund are participant directed.

The First American Prime Obligation Fund is not an option for investment by participants, but is for investment of cash during the year in the unallocated ESOP accounts until the loan payment is due.

The Vanguard Prime Money Market Fund is not an option for investment, but is used to facilitate daily trading in the Tennant Stock Funds.

Prior to January 1, 2001, profit-related retirement contributions were deposited in the Vanguard Funds. Subsequent to January 1, 2001, no further contributions are being made. Participants can transfer their plan account accumulations between funds, subject to certain limitations.

The Company's matching and supplemental contributions (as determined by the Company) are made in Tennant Company stock and deposited in the ESOP Stock Account. Participants must hold these shares until August 1 following the year in which the shares were obtained or until age 55, whichever comes first.

Participants can request a loan amount not to exceed 50% of the value of their balances, less the highest outstanding loan balance held in the past 12 months. Interest charged on such loans is established at a fixed rate of 2% above the Prime Rate as published in *The Wall Street Journal* as of the last day of the prior month.

(3) Net Appreciation (Depreciation) in Fair Value of Investments

The net appreciation (depreciation) in fair value of investments for the year ended December 31, 2004 was as follows:

Tennant Company common stock	$	(6,952,131)
Registered Mutual Fund Companies		11,424,877
Total	$	4,472,746

The cost of investments sold was determined using the average cost method.

(Continued)

(4) Investments

The following investments, as of December 31, 2004 and 2003, represented 5% or more of the Plan's net assets:

	Principal amount or number of shares		Market value
2004:			
Vanguard Group of Mutual Funds:			
Explorer	212,784	$	15,867,313
Windsor I	2,069,144		37,389,434
Federal Money Market	31,701,865		31,701,865
Wellington	1,382,467		41,736,667
Index 500	369,182		41,215,490
Metropolitan West Total Return Bond Fund	1,346,082		13,218,523
Tennant Company common stock	1,371,065		54,311,135

	Principal amount or number of shares		Market value
2003:			
Vanguard Group of Mutual Funds:			
Explorer	205,749	$	13,501,277
Windsor I	2,019,359		32,834,775
Federal Money Market	33,798,261		33,798,261
Wellington	1,309,302		37,721,002
Index 500	384,051		39,430,545
Metropolitan West Total Return Bond Fund	1,411,540		14,002,476
Tennant Company common stock	1,414,041		61,152,381

(Continued)

The Plan's investments in Tennant Company's common stock at December 31, 2004 and 2003 are presented in the following table:

Tennant Company common shares	2004		2003	
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	1,121,156	249,909	1,114,152	299,889
Cost	$ 27,485,575	4,513,006	27,001,883	5,415,575
Market	44,402,243	9,908,892	48,167,187	12,985,194

(5) Party-in-Interest Transactions

The Plan invests in securities issued by the Trustees and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.

The Plan has also entered into a loan agreement with the Company for the purchase of $17.5 million of company stock [note 2(a)].

(6) Federal Income Taxes

On June 30, 2003, Tennant Company received a tax determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. It is the opinion of the Company that the Plan and trust continue to meet the requirements for qualification under the Internal Revenue Code. Annual employer contributions to the Plan and investment earnings and gains of the Plan are not taxable to plan participants until the plan accumulations are withdrawn by participants or distributed to them upon retirement.

Schedule 1

TENNANT COMPANY PROFIT SHARING
AND
EMPLOYEE STOCK OWNERSHIP PLAN

Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of issuer, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
*	Registered Investment Companies:		
	Vanguard Growth Index	Mutual Fund, 360,076 shares	$ 9,509,614
	Metropolitan West Total Return Bond	Mutual Fund, 1,346,082 shares	13,218,523
	Vanguard Developed Markets Index	Mutual Fund, 503,032 shares	4,627,896
	Vanguard Wellington	Mutual Fund, 1,382,467 shares	41,736,667
	Vanguard Windsor I	Mutual Fund, 2,069,144 shares	37,389,434
	Vanguard Explorer	Mutual Fund, 212,784 shares	15,867,313
	Vanguard Index 500	Mutual Fund, 369,182 shares	41,215,490
	Vanguard Federal Money Market	Mutual Fund, 31,701,865 shares	31,701,865
	First American Prime Obligation Fund	Mutual Fund, 660 shares	660
	Vanguard Prime Money Market	Mutual Fund, 69,929	69,929
	Total mutual funds		195,337,391
*	Tennant Company common stock	Common stock, 1,371,065 shares, par value $0.375; cost is $31,998,581	54,311,135
*	Vanguard Fiduciary Trust	Loans to participants, ranging between 6.00 and 11.5%	3,153,612
			$ 252,802,138

* Represents party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule 2

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule of Reportable Transactions

Year ended December 31, 2004

Series of transactions (involving one security) which exceed 5% of beginning net assets:

Identify of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
*The Vanguard Group, Inc.	Vanguard Index 500	$ 6,756,316	—	—	6,756,316	—
		—	8,216,018	7,382,758	8,216,018	833,260
	Vanguard Federal Money Market	9,092,075	—	—	9,092,075	—
		—	11,188,856	11,188,856	11,188,856	—
	Vanguard Wellington	7,222,316	—	—	7,222,316	—
		—	5,017,495	4,595,305	5,017,495	422,190
	Vanguard Windsor I	6,936,015	—	—	6,936,015	—
		—	6,065,071	5,578,415	6,065,071	486,656

* Represents party-in-interest.

See accompanying report of independent registered public accounting firm.